January 31, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC  20549

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-3
Filed December 14, 2018
Commission File No. 333-228833

Ladies and Gentlemen:

Radiant Logistics, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on January 2, 2019 relating to the effectiveness of its Registration Statement on Form S-3 (File No. 333-228833).  The Company is submitting a new acceleration request as provided herein.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228833), so that it may become effective at 4:00 p.m. on February 4, 2019, or as soon thereafter as practicable.

Thank you for your prompt attention to this request.  Should you have any questions, please contact Patrick Pazderka of Fox Rothschild LLP, counsel to the Registrant, at (612) 607-7557.

Very truly yours,

RADIANT LOGISTICS, INC.

By: /s/ Bohn H. Crain__________________

Bohn H. Crain

Chief Executive Officer